Filed by Constellation Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: US Elemental Inc.

(Reg. No. 333-296412)

INVESTOR PRESENTATION September 2026 Securing America's Lithium Supply NASDAQ: ULIT

INVESTOR PRESENTATION | 2 U.S. Disclaimers Basis of Presentation This confidential presentation (together with oral statements made in connection herewith, the "Presentation Materials") are provided for informational purposes only and have been prepared to assist interested parties in making their own evaluation with respect to a potential business combination among Jindalee Lithium Limited ("Jindalee"), its wholly owned subsidiary, HiTech Minerals, Inc. (the "Company"), Constellation Acquisition Corp I ("Constellation"), US Elemental ("NewCo") and the other parties thereto (collectively, the "Contracting Parties"), and related transactions (the "Potential Business Combination") and for no other purpose. These Presentation Materials and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of Jindalee, the Company and Constellation and is intended for the recipient hereof only. By accepting, reviewing or reading these Presentation Materials, you will be deemed to have agreed to the obligations and restrictions set out below. In addition, these Presentation Materials are intended solely for investors that are, and by proceeding to receive these Presentation Materials you confirm that you are, qualified institutional buyers or institutions that are accredited investors (as such terms are defined under the rules of the Securities and Exchange Commission (the "SEC"). These Presentation Materials supersede and replace all previous oral or written communications relating to the subject matter hereof. Jindalee, the Company and Constellation reserve the right to negotiate with one or more parties and to enter into a definitive agreement relating to one or more capital raising transactions at any time and without prior notice to the recipient of these Presentation Materials or any other person or entity. Jindalee, the Company and Constellation also reserve the right, at any time and without prior notice and without assigning any reason therefor (i) to terminate the further participation by the recipient or any other person or entity in the consideration of, and proposed process relating to, a capital raising transaction, (ii) to modify any of the rules or procedures relating to such consideration and proposed process and (iii) to terminate entirely such consideration and proposed process. The recipient acknowledges that Jindalee, the Company and Constellation and their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation to accept any offer or proposal by any person or entity regarding a capital raising transaction. None of Jindalee, the Company and Constellation or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient with respect to the manner in which any capital raising process is conducted. By your acceptance of these Presentation Materials, you acknowledge that applicable securities laws restrict a person who has received material non-public information concerning a company from purchasing or selling securities of such company and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Certain information included herein describes or assumes the terms that are or will be included in the agreements between the parties to the Potential Business Combination. Such agreements and terms are subject to change. The consummation of the Potential Business Combination is subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Potential Business Combination will be entered into or consummated on the terms summarized herein or otherwise. As such, the subject matter of these Presentation Materials is evolving and is subject to further change by Jindalee, the Company and Constellation in their joint and absolute discretion. No Offer or Solicitation These Presentation Materials do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. These Presentation Materials do not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the "Securities Act") or an exemption therefrom. No Representations and Warranties No representations or warranties, express, implied or statutory are given in, or in respect of, these Presentation Materials, and no person may rely on the information contained in these Presentation Materials. Any data on past performance or modeling contained herein is not an indication as to future performance. This data is subject to change. Each recipient agrees and acknowledges that these Presentation Materials are not intended to form the basis of any investment decision by such recipient and do not constitute investment, tax or legal advice. Recipients of these Presentation Materials are not to construe its contents, or any prior or subsequent communications from or with any of the Contracting Parties or their respective representatives as investment, legal or tax advice. Each recipient should seek independent third party legal, regulatory, accounting and/or tax advice regarding these Presentation Materials. In addition, these Presentation Materials do not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Potential Business Combination. Recipients of these Presentation Materials should each make their own evaluation of the Company and NewCo, and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Information disclosed in these Presentation Materials is current as of the date of publication, and none of the Contracting Parties assume any obligation to update the information in these Presentation Materials. Each recipient also acknowledges and agrees that the information contained in these Presentation Materials (i) is preliminary in nature and is subject to change, and any such changes may be material and (ii) should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date of these Presentation Materials. To the fullest extent permitted by law, in no circumstances will any of the Contracting Parties or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of these Presentation Materials, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. These Presentation Materials discuss trends and markets that the Company's or NewCo's leadership team believes will impact the development and success of the Company or NewCo based on its current understanding of the marketplace and each recipient acknowledges this information is preliminary in nature and subject to change. Neither the SEC nor any securities commission of any other U.S. or non- U.S. jurisdiction has approved or disapproved of the Potential Business Combination described herein or determined that these Presentation Materials are truthful or complete. Forward-Looking Statements Certain statements included in these Presentation Materials are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "project," "forecast," "predict," "potential," "seem," "seek," "future," "outlook," "target," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Potential Business Combination and the projected future financial and operational performance of NewCo following the Potential Business Combination, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships and retain its management and key employees;; (3) the sources and uses of cash of the Potential Business Combination; (4) the anticipated capitalization and enterprise value of NewCo following the consummation of the Potential Business Combination; (5) statements regarding NewCo's operations following the Potential Business Combination; (6) the amount of redemption requests made by Constellation's public shareholders; (7) current and future potential commercial relationships; (8) plans, intentions or future operations of NewCo or the Company, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities;

INVESTOR PRESENTATION | 3 U.S. Disclaimers Continued Forward-Looking Statements Continued (9) the ability of NewCo to issue equity or equity-linked securities in the future; (10) the outcome of any legal proceedings that may be instituted against the Contracting Parties; (11) changes to the proposed structure of the Potential Business Combination that may be required or appropriate as a result of applicable laws or regulations; (12) the ability to meet stock exchange listing standards following the Potential Business Combination; (13) the risk that the Potential Business Combination disrupts current plans and operations of the Company; (14) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; and (15) expectations related to the terms and timing of the Potential Business Combination and the ability of the parties to successfully consummate the Potential Business Combination. These statements are based on various assumptions, whether or not identified in these Presentation Materials, and on the current expectations of the Contracting Company's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Contracting Parties. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the slide entitled "Risk Factors" in the appendix to these Presentation Materials and those set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary" in Constellation's Annual Report on Form 10-K for the year ended December 31, 2024, and in those other documents that Constellation has filed, or that Constellation and NewCo will file, with the U.S. Securities and Exchange Commission (the "SEC"). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that none of the Contracting Parties presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect relevant Contracting Parties' expectations, plans or forecasts of future events and views as of the date of these Presentation Materials. Each of the Contracting Parties anticipate that subsequent events and developments will cause those assessments to change. However, while the Contracting Parties may elect to update these forward-looking statements at some point in the future, each of the Contracting Parties specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of the Contracting Parties' assessments as of any date subsequent to the date of these Presentation Materials. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Projections The projections, estimates and targets in these Presentation Materials are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond any of the Contracting Party's control. See "Forward-Looking Statements" above. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory, competitive, technological and other risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets. The projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective information. While all projections, estimates and targets are necessarily speculative, each of the Contracting Parties believe that the preparation of prospective information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that prospective results are indicative of future performance or that actual results will not differ materially from any results presented or indicated in the prospective information. The inclusion of projections, estimates and targets in these Presentation Materials should not be regarded as an indication that any of the Contracting Parties, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. Neither the independent auditors of Constellation nor the independent registered public accounting firm or mining consultants or engineers of the Jindalee, NewCo or the Company has audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in these Presentation Materials, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of these Presentation Materials. Non-GAAP Measures These Presentation Materials include certain financial measures not presented in accordance with United States generally accepted accounting principles ("GAAP"). These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items are significant in understanding and assessing the Company's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company's presentation of these measures may not be comparable to similarly-titled measures used by other companies. Jindalee and the Company believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. These Presentation Materials also include certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Jindalee and the Company are unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Important Information and Where to Find It In connection with the Potential Business Combination, NewCo has filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to Constellation's shareholders in connection with Constellation's solicitation of proxies for the vote by Constellation's shareholders in connection with the Potential Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities of NewCo to be issued in connection with the completion of the Potential Business Combination. The Registration Statement has not yet been declared effective by the SEC. After the Registration Statement has been declared effective, Constellation will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the Potential Business Combination. Constellation's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, and any amendments or supplements thereto, and, once available, the definitive proxy statement/prospectus, in connection with Constellation's solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Potential Business Combination, because these documents contain important information about Constellation, Jindalee, the Company, NewCo and the Potential Business Combination. Shareholders may obtain a copy of the preliminary proxy statement/prospectus, and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Constellation and NewCo, without charge, at the SEC's website located at www.sec.gov or by directing a request to Constellation Acquisition Corp I, 1290 Avenue of the Americas, New York, NY 10104. These Presentation Materials are not a substitute for the Registration Statement or for any other document that Constellation and/or NewCo may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

INVESTOR PRESENTATION | 4 U.S. Disclaimers Continued Participants in Solicitation Constellation, Jindalee, the Company and NewCo and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Constellation's shareholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding Constellation's directors and executive officers in Constellation's filings with the SEC, including Constellation's Annual Report on Form 10-K and the other documents filed by Constellation with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Constellation's shareholders in connection with the Potential Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of Constellation's shareholders generally, will be set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. Trademarks These Presentation Materials contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in these Presentation Materials are not intended to, and do not imply, a relationship with any Contracting Party, an endorsement or sponsorship by or of any Contracting Party, or a guarantee that any Contracting Party will work or will continue to work with such third parties. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in these Presentation Materials may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that any Contracting Party or the any third- party will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Industry and Market Data Industry and market data used in these Presentation Materials has been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Constellation, NewCo, the Company nor Jindalee has independently verified the data obtained from these sources and cannot assure you of the reasonableness of any assumptions used by these sources or the data's accuracy or completeness. No Incorporation by Reference The contents of any websites or other citations referenced in these Presentation Materials is not incorporated by reference herein. No Incorporation by Reference The contents of any websites or other citations referenced in these Presentation Materials is not incorporated by reference herein. Risk Factors Before making an investment decision, investors should carefully read and consider the risk factors and other information contained in the Registration Statement on Form S-4, as amended, including the sections captioned "Risk Factor Summary" and "Risk Factors." These risks should be considered together with all other information contained in the Registration Statement and related materials.

INVESTOR PRESENTATION | 5 Australian | Non-U.S. Disclaimers These Presentation Materials have been prepared by the Contracting Parties to assist interested parties in making their own evaluation with respect the "Potential Business Combination". These Presentation Materials provide general background information about the Contracting Parties' activities. That information is current at the date of these Presentation Materials and remains subject to change without notice. Certain information in these Presentation Materials has been derived from third parties and though the Contracting Parties have no reason to believe that it is not accurate, reliable, or complete, it has not been independently audited or verified by the Contracting Parties. Except to the extent required by law, the Contracting Parties make no representation or warranty as to the accuracy, reliability, or completeness of information in this document and do not take responsibility for updating any information or correcting any errors or omissions which may become apparent after these Presentation Materials are released. These Presentation Materials are for information purposes only and is a summary and does not purport to be complete nor does it contain all the information which would be required in, nor is it, a prospectus, product disclosure statement, or other disclosure document under Australian law or any other law (and will not be lodged with the Australian Securities and Investments Commission or any foreign regulator) and is not, and does not constitute, an invitation or offer of securities for subscription, purchase, or sale in any jurisdiction. The Pre-Feasibility Study, including the production target and the forecast financial information derived from the production target, referred to in these Presentation Materials (PFS) was first released to the ASX by Jindalee (ASX: JLL) on 19 November 2024 (PFS Announcement). These Presentation Materials include summary excerpts from the PFS and do not purport to be all-inclusive or complete and should be read together with the PFS Announcement. Jindalee confirms that all material assumptions and technical parameters underpinning the production target and the forecast financial information derived from the production target, in the PFS Announcement continue to apply and have not materially changed. Shareholders and prospective investors should be aware that the PFS and these Presentation Materials do not include any forecast financial information in respect of the period after the initial 40 years of the Processing Schedule (post single commission and ramp up year), as the Contracting Parties cannot, at this stage, provide forecast financial information for that subsequent period. These Presentation Materials contain certain forward-looking statements, including forecast financial information. Forward- looking statements include but are not limited to statements concerning the Contracting Parties' current expectations, estimates, and projections about the industry in which Contracting Parties' operate and beliefs and assumptions regarding the Contracting Parties' future performance. When used in this document, the words such as "anticipate," "could," "plan," "estimate," "expects," "seeks," "intends," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Contracting Parties' believe that that they has a reasonable basis for those forward looking statements and forecast financial information, including the use of a flat U.S.$24,000/t lithium carbonate price in the PFS, the production target set out in these Presentation Materials and the financial information based on it, such statements are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the control of Contracting Parties' and no assurance can be given that actual results will be consistent with these forward-looking statements. The basis for that conclusion is contained throughout the PFS Announcement and all material assumptions, including the JORC modifying factors, upon which the forward-looking statements and forecast financial information are based, are disclosed in the PFS Announcement and these Presentation Materials should be read together with the PFS Announcement. To achieve the range of outcomes indicated in the PFS, the PFS estimates that funding in the order of $3.02B in construction capital will be required. Shareholders and investors should be aware that there is no certainty that Jindalee / US Elemental will be able to raise the required funding when needed and it is possible that such funding may only be available on terms that may be highly dilutive or otherwise adversely affect Jindalee and US Elemental's shareholders' exposure to the McDermitt Lithium Project (the "Project") economics. Specifically, as outlined in the PFS Announcement, Jindalee / US Elemental intends to pursue potential third-party partnerships (with parties who have the potential to be joint venture partners in the Project) to advance the Project and may pursue other value realization strategies such as a sale or partial sale of the Project or underlying future commodity streams. If it does so, such arrangements may materially reduce Jindalee / US Elemental's proportionate ownership of the Project and/ or adversely affect Jindalee and US Elemental shareholders' exposure to the Project economics. Statements in these Presentation Materials regarding the Company's business, which are not historical facts, are forward-looking statements that involve risks and uncertainties. These include, among others, risks and uncertainties related to Mineral Resource and Ore Reserve estimates, production targets, forecast financial information, lithium carbonate prices, capital and operating costs, risks related to results of current or planned exploration activities, changes in market conditions, obtaining appropriate approvals to undertake exploration activities in the portfolio of projects, changes in exploration programs and budgets based upon the results of exploration, future prices of minerals resources; grade or recovery rates; accidents, labour disputes, and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; movements in the share price of investments and the timing and proceeds realized on future disposals of investments, force majeure events, as well as those factors detailed in the PFS Announcement or, from time to time, in Jindalee's interim and annual financial statements and reports, all of which are available for review on ASX at asx.com.au and OTC Markets at otcmarkets.com. Although the Contracting Parties have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. To the extent permitted by law, the Contracting Parties and their officers, employees, related bodies corporate and agents disclaim all liability, direct, indirect or consequential (and whether or not arising out of the negligence, default, or lack of care of the Contracting Parties and/or any of their agents) for any loss or damage suffered by a recipient or other persons out of, or in connection with, any use or reliance on these Presentation Materials or information. These Presentation Materials do not constitute investment advice and have been prepared without taking into account any investor's particular investment objectives, financial circumstances or particular needs and the opinions and recommendations in these Presentation Materials are not intended to represent recommendations of particular investments to particular persons. You should seek professional advice when deciding if an investment is appropriate. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments. The information in these Presentation Materials that relates to the Maiden Ore Reserves for the McDermitt Lithium Project has been extracted from Jindalee's ASX announcement on 19 November 2024 titled "McDermitt PFS – Multi Decade Source of US Lithium Carbonate". The information in this report that relates to the Mineral Resource Estimate for the McDermitt Lithium Project has been extracted from Jindalee's ASX announcement on 27 February 2023 titled "Resource at McDermitt increases to 21.5 Mt LCE". A copy of these announcements is available to view on Jindalee's website www.jindaleelithium.com or on the ASX platform www.asx.com.au. Jindalee confirms that it is not aware of any new information or data that materially affects the information included in the original market announcements referred to above and, in the case of estimates of Mineral Resources and Ore Reserves, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed.

INVESTOR PRESENTATION | 6 Management & Sponsor Introductions Ian Rodger CEO Lindsay Dudfield Executive Director Martyn Buttenshaw Advisor HITECH MINERALS INC. CONSTELLATION ACQUISITION CORP. Tristan Garthe CFO Chandra R. Patel Chairman & CEO Jarett Goldman CFO INVESTOR PRESENTATION | 6

INVESTOR PRESENTATION | 7 Antarctica Capital SPAC SPONSOR OVERVIEW Specialized in Private Markets, Real Assets, and Insurance Extensive Experience in Private, Growth Equity, and SPAC Transactions Global Presence with headquarters in New York Decades of Experience Advising and Investing in Companies Internationally $10B 16+ 8+ 2 AUM1 Investments2 Exits2 Completed De-SPACs2 1. Antarctica Investment Advisors, LLC Form ADV & Winthrop Capital Management, LLC Form ADV 2. Source: (i) Form ADV, dated September 18, 2025, of Antarctica Investment Advisors, LLC, and (ii) Form ADV, dated March 25, 2025, of Winthrop Capital Management, LLC. INVESTOR PRESENTATION | 7 Committed $4M Capital to Support the Transaction

Strategic U.S. Lithium Asset Positioned for Success

US Elemental McDermitt Project:
Advantaged Tier 1 U.S. Lithium Resource With 5-Year Payback and 60+ Year Project Life

Aligned with U.S. Government Critical Minerals Priority

One of first ten FAST-41 Transparency Projects[1]
Partnered with DOE (Department of Energy) to advance domestic lithium supply through DOE-funded process optimization efforts[2]

Market Re-Rating of Lithium & Strategic Metals Underway[3]

Lithium equities and U.S. minerals ETF seeing increased trading volumes[4] as policy and defense demand drive scarcity premium alongside improving Lithium market fundamentals

Emerging Upside Catalysts

Magnesium by-product optionality[5] and structural BESS demand tailwinds poised to enhance already-compelling forecasted project economics

1. The White House: https://www.whitehouse.gov/articles/2025/04/trump-administration-advances-first-wave-of-critical-mineral-production-projects/
2. ASX Announcement on DOE Partnership: https://investorhub.jindaleelithium.com/announcements/6528835
3. Bloomberg Intelligence: Lithium: Finally Turning the Corner, viewed on 3 December 2025.
4. Refer to chart titled VanEck Rare Earth & Strategic Metals ETF (REMX) on slide 10 of this presentation.
5. ASX Announcement on Mg By-Product: ASX:JLL - Highly Encouraging Magnesium Testwork Results from McDermitt

US elemental

INVESTOR PRESENTATION | 8

Why Now: U.S. Drive to Secure Domestic Lithium Supply

A MAJOR GLOBAL SUPPLIER

China controls **~70%** Of global lithium processing[1] **>90%** Of LFP battery production capacity[1]

~87% of total lithium is consumed by batteries[2]

Export controls imposed by China would significantly increase supply risk to U.S.[3]

U.S. STRATEGIC PRIORITY

U.S. imports **75%+** Of lithium-ion batteries **(considered by many to be a national security vulnerability)**[5]

Batteries are critical for **energy independence, national security, economic growth, AI and tech advancement**

Lithium formally designated as a **"critical mineral", important to national security and economic resilience**[6]

"PRC does not adhere to the global norms on market access to critical minerals."[4]

Trump Administration Adds Key Mining Projects to FAST-41[7]

1. CNN https://www.cnn.com/2025/07/17/business/china-new-export-controls-ev-battery-intl-hnk as of July 17, 2025
2. USGS: https://pubs.usgs.gov/periodicals/mcs2025/mcs2025-lithium.pdf
3. In 2024 as estimated by Global Times (October 9, 2025): https://www.globaltimes.cn/page/202510/1345242.shtml
4. Predatory Pricing: How the Chinese Communist Party Manipulates Global Mineral Prices to Maintain Its Dominance https://www.congress.gov/119/meeting/house/118668/documents/HHRG-119-ZS00-20251119-SD001.pdf
5. Center for Climate & Security (Page 2): https://councilonstrategicrisks.org/wp-content/uploads/2025/05/75-Devil-is-in-the-Details.pdf
6. U.S. DOE: https://www.energy.gov/eere/geothermal/lithium
7. The White House: https://www.whitehouse.gov/articles/2025/04/trump-administration-advances-first-wave-of-critical-mineral-production-projects/

US elemental

INVESTOR PRESENTATION | 9

INVESTOR PRESENTATION | 10 Policy Support Driving Investor Demand for U.S. Critical Minerals Exposure New EO signed Jul'26: "Securing US Defense Supply Chains and Ensuring Domestic Acquisition of Critical Materials"¹ U.S. announced $2B+ in new critical minerals investments (Aug'26), including $1.4B for domestic Li battery manufacturing2 DOE announced $500M funding opportunity to expand domestic critical mineral processing and battery materials manufacturing (Mar'26)4 DOE provided $2.26 billion of financing for the nearby Thacker Pass project3 VanEck Rare Earth & Strategic Metals ETF (REMX)7 1. The White House 2. The White House: Link to White House Fact Sheet 3. U.S. DOE: https://www.energy.gov/lpo/thacker-pass 4. U.S. Department of Energy, Office of Critical Minerals and Energy Innovation, "Energy Department Announces $500 Million to Strengthen Domestic Critical Materials Processing and Manufacturing," March 13, 2026: https://www.energy.gov/articles/energy-department-announces-500-million-strengthen-domestic-critical-materials- processing 5. U.S. Export-Import Bank / White House, "Project Vault: U.S. Strategic Critical Minerals Reserve," February 2, 2026, reported by Supply Chain Dive: https://www.supplychaindive.com/news/trump-launches-critical-mineral-reserve-project-vault/811279/ 6. WSJ: https://www.wsj.com/business/rare-earth-companies-funding-231d1c85 7. Factset data as of July 31, 2026 AVG Daily Trading Volume (K Shares) 6 0 500 1,000 1,500 2,000 2,500 Jan-24 Mar-24 May-24 Jul-24 Sep-24 Nov-24 Jan-25 Mar-25 May-25 Jul-25 Sep-25 Nov-25 Jan-26 Mar-26 May-26 Jul-26 U.S. launched "Project Vault" — a $12B Strategic Critical Minerals Reserve establishing a federally-backed civilian stockpile of essential raw materials (Feb'26)5 INVESTOR PRESENTATION | 10

Lithium Demand Outlook Has Fundamentally Changed

Battery Energy Storage Systems (BESS) Now a Durable Second Growth Engine for Lithium Demand

DURABLE SCOND GROWTH ENGINE

Grid-scale storage is scaling alongside EVs, driven by renewables, grid reliability, and rising power demand[1]

TAKING A GROWING SHARE OF LITHIUM DEMAND

ESS share of total lithium demand: 13% (2023) > 23% (2025) > 31% (2026) [1,2]

THE U.S. IS KEY DEMAND GROWTH DRIVER

U.S. installed a record 57.6 GWh in 2025 (+30% YoY); SEIA sees 70 GWh in 2026 [3]

REAL SHIPMENTS ARE BEATING FORECASTS

Global ESS shipments rose 71% YoY to 461.3 GWh in 1H26, pointing to upside risk to demand estimates [4]

Lithium Demand by Usage[1]

Demand from the energy storage sector (ESS) is expected to grow steadily from 2024 to 2030.



3,000
2,000
1,000
2024
2025
2026
2027
2028
2029
2030
Automotive
ESS
Other Li-Ion Demand
Non-Battery Demand

Unit in 1,000 metric tons lithium carbonate equivalent (LCE)

1. Reuters / UBS / Guotai Junan Securities, "Energy Storage Boom Strengthens Demand Outlook for Beaten-Down Lithium," January 4, 2026: article link
2. Benchmark Mineral Intelligence 2026
3. SEIA / Benchmark Mineral Intelligence, "U.S. Energy Storage Market Outlook Q1 2026," reported in PV Magazine USA, February 23, 2026: article link
4. SNE Research, "Global ESS Shipments Reach 461GWh in 1H26, Up 71% as Regional Growth Broadens," August 3, 2026

US elemental

INVESTOR PRESENTATION | 11

AI's Power Surge & The Role of Lithium

Global Electricity Consumption

1.5% →

by data centers in 2024[1]

Projected Global Electricity Consumption

~3% →

by data centers in 2030[1]

Driven by unprecedented growth in computing power, storage needs, and AI model training[2]

Data centers are anticipated to see a **15% growth** in electricity consumption every year from 2024 to 2030[1]

~2.3x

Increase in Data Center Electricity Consumption



2030
945 TWh1
2024
415 TWh1

1. IEA: https://iea.blob.core.windows.net/assets/dd7c2387-2f60-4b60-8c5f-6563b6aa1e4c/EnergyandAI.pdf
2. Elements by Visual Capitalist: https://elements.visualcapitalist.com/charted-the-energy-demand-of-u-s-data-centers/
3. Science Shot: https://scienceshot.com/post/lithium-ion-vs-lead-acid-batteries-the-right-choice-for-data-center
4. NREL: https://docs.nrel.gov/docs/fy21osti/79850.pdf



Data centers increasingly depend on lithium-ion battery storage instead of traditional lead-acid battery systems to counter grid instability and power outages[3] due to:

- Higher energy density
- Longer lifecycle and lower maintenance
- Faster charging
- Smaller footprint relative to lead-acid systems

Lithium ion battery storage systems mitigate risks associated with grid dependency and promote resilience[4]

US elemental

INVESTOR PRESENTATION | 12

Market Revisiting Lithium Thesis

US Elemental Opportunity

BARRON'S

Wall Street Is Back on the Lithium Train[1]

UBS — Lithium entering its third major price cycle on strong structural demand and lagging supply response[2] -- Feb 5, 2026

Deutsche Bank upgraded major lithium producers to Buy on constructive lithium market outlook[3] -- Jan 13, 2026

Wood Mackenzie — Wood Mackenzie warns lithium supply deficits could emerge from 2028, requiring up to $276B of new investment[4] -- March 3, 2026

1. Barron's, "Wall Street Is Back on the Lithium Train. What Investors Should Know," January 13, 2026: link
2. UBS Q-Series Research, "The Third Lithium Supercycle," February 5, 2026, reported by Yahoo Finance/Proactive: link
3. Deutsche Bank upgrades Albemarle and SQM to Buy on bullish lithium outlook, January 2026, reported by Seeking Alpha: link
4. Wood Mackenzie, "Lithium demand could exceed 13 million tonnes by 2050 as energy transition accelerates," 2026: Link

TIMING

First production in early 2030s
Aligned with accelerating BESS demand growth as energy storage becomes an increasingly dominant share of lithium consumption

SCALE

63-year project life, 47,500tpa
Producing battery-grade lithium carbonate

LOCATION

Domestic U.S. Production
Into a market where national security, critical mineral supply chains, and AI infrastructure demands are driving policy and capital allocation

US elemental

INVESTOR PRESENTATION | 13

INVESTOR PRESENTATION | 14 US Elemental McDermitt Project

FAST-41: US Elemental McDermitt Project Policy Advantage

One of the First 10 Mining Projects Added as FAST-41 Transparency Project[1]

What is FAST-41

A U.S. federal framework intended to streamline permitting for projects of national strategic importance by

- Improving transparency, predictability, and interagency coordination
- Listing projects on the Federal Permitting Dashboard
- Promoting faster decisions, reduces delays

Why it Matters for the US Elemental McDermitt Project

- One of only 6 Lithium related projects currently designated[3]
- Underscores US Elemental McDermitt Project's potential role in U.S. critical minerals strategy
- Reinforces confidence in permitting pathway and strategic relevance
- Supports advancement of federal permitting[4]

Other FAST-41 Projects[1,2]

RioTinto — Resolution Copper Project

Hecla Mining Company — Libby Exploration Project

Bayer — South West Arkansas Project

Albemarle — Silver Peak Lithium Mine

Michigan Potash & Salt Company — Michigan Potash

LV Copper Corp — Lisbon Valley Copper Project


SAY WHEN

1. The White House: https://www.whitehouse.gov/articles/2025/04/trump-administration-advances-first-wave-of-critical-mineral-production-projects/
2. Project operator sourced from S&P Global.
3. Federal Infrastructure Projects, accessed November 25, 2025: https://www.permits.performance.gov/projects/transparency-projects?page=0
4. Federal Infrastructure Projects as of November 25, 2025: https://www.permits.performance.gov/permitting-project/fast-41-transparency-projects/mcdermitt-exploration-project

US elemental
INVESTOR PRESENTATION | 15

McDermitt Caldera Expected to be Premier U.S. Lithium Resource

Potentially one of the world's largest known accumulations of lithium mineralization, with potential for mining and processing to produce American made battery grade lithium carbonate[1]

US Elemental's **McDermitt Project**:

- One of only two lithium Mineral Resources in the McDermitt Caldera
- **Large-scale, potentially globally significant project**
- Outstanding metallurgical properties[1]
- JORC-Compliant Reserves & Resources[2,3]
- +60% forecasted EBITDA margin[3]

21.5Mt LCE
Contained Resource[2]

63 YR
Project Life[3]





US Elemental
McDermitt Project
21.5 Mt LCE2
95
McDermitt
OREGON
NEVADA
McDermitt Caldera
Lithium Americas
gm
Lithium Americas
Thacker Pass Project
66.1Mt LCE4

Lithium Americas Receives First Drawdown of **$435 Million from US DOE ATVM Loan**[5]

US government to take 5% stakes in Lithium Americas and its joint venture with General Motors[6]

1. https://www.science.org/doi/10.1126/sciadv.adh8183
2. According to Mineral Resource Estimate ("MRE") commissioned by Jindalee. Estimate as of December 31, 2022. Source: ASX Announcement (February 27, 2023): https://investorhub.jindaleelithium.com/announcements/4328576
3. Refer to Jindalee Lithium ASX announcement dated November 20,2024 for further information, including the assumptions underpinning the key metrics: https://investorhub.jindaleelithium.com/announcements/6637448
4. According to Lithium Americas' MRE as of December 31, 2024. Source: Lithium Americas: https://lithiumamericas.com/thacker-pass/overview/default.aspx
5. Lithium Americas News Release: https://www.lithiumamericas.com/news/news-details/2025/Lithium-Americas-Receives-First-Drawdown-of-435-Million-from-U-S--DOE-ATVM-Loan/default.aspx
6. U.S. DOE: https://www.energy.gov/articles/department-energy-restructures-lithium-americas-deal-protect-taxpayers-and-onshore

US elemental
INVESTOR PRESENTATION | 16

Attractive Project Economics

Strong Cash Flows Expected

Once in production, US Elemental McDermitt Project is expected to deliver resilient cash flows through lithium price cycles

Ideal Timing

Current development timeline expected to align US Elemental's first lithium carbonate production with substantial supply deficits forecasted for the early 2030s[1]

Made in the U.S.

US Elemental McDermitt Project is expected to enable onsite production of American-made lithium carbonate, powering U.S. energy independence over multiple generations

The Opportunity

US Elemental McDermitt Project offers a strategic opportunity for investors and partners to capitalize on the global pivot toward localized critical mineral supply chains

Key Estimated Metrics from 2024 Pre-Feasibility Study[2]

$3.23B	Post Tax / NPV (8%)[2]
17.9%	Post Tax / IRR[2]
66%	EBITDA Margin Over the First 10 Years of Production[2]
$8,080/t LCE	Bottom Half of Cost Curve[2]
47,500 tpa	Lithium Carbonate for First Decade[2]
+40 Years	Economic Evaluation Period, Total Project Life of 63 Years[2]
5 Years	Project Payback from First Production[2]
2.34 Mt LCE	Ore Reserve (~10% of Resource)[2]

1. Carbon Credits: https://carboncredits.com/lithium-market-in-2025-and-beyond-supply-deficit-looms-with-116b-requirement/
2. Refer to Jindalee Lithium ASX announcement dated November 20,2024 for further information, including the assumptions underpinning the key estimated metrics: https://investorhub.jindaleelithium.com/announcements/6637448

US elemental

INVESTOR PRESENTATION | 17

INVESTOR PRESENTATION | 18 Magnesium Upside Advances with Successful MgO Proof of Concept Testwork has successfully converted magnesium from a waste stream into high-purity magnesium oxide (MgO), establishing an initial proof of concept for a potential higher-value by- product at the US Elemental McDermitt Project alongside battery-grade lithium carbonate 1. U.S. DOE: https://www.energy.gov/cmm/what-are-critical-materials-and-critical-minerals 2. International Magnesium Association: https://www.youtube.com/watch?v=WNdTMQt33qk 3. Jindalee Lithium ASX announcement, August 17, 2026: "Highly Encouraging Magnesium Testwork Results from McDermitt" Officially designated as a critical mineral by the U.S.1 due to its strategic importance to the economy and national security China accounts for almost 90% of the global supply2 DEFENSE ROBOTICS AEROSPACE Magnesium is a Critical Mineral Vulnerable Supply Chain INVESTOR PRESENTATION | 18 Initial Testwork Successful High-purity MgO (93.4% grade) successfully produced from McDermitt ore³; further studies underway to assess commercial viability, with next update expected Q4 2026

McDermitt Project Milestones: Accelerating Path to Commercialization

DISCOVERY & TESTING

2018 — Extensive Lithium Mineralization Confirmed

Confirmed extensive lithium mineralization at McDermitt (this area had never been explored for lithium before)[1]

2019-2020 — Drilling Leads to Robust Resource Estimates

1.6Mt LCE[4]

Metallurgical test work confirmed excellent lithium recoveries[5] and new claims were staked to expand the Project area

2021-2022 — Drilling: More Lithium Discovered

21.5Mt LCE[2]

Extensive environmental baseline studies commenced[3]

2023 — EPO & More Metallurgical Test Work

Exploration Plan of Operations (EPO)[8] to enable major infill drilling program lodged with US Bureau of Land Management

2024 — PFS Completed & DOE Agreement

PFS completed, indicating 63-year Project with post-tax NPV of $3.23B and producing 47,500tpa LCE for first 10 years[5]

Signed R&D agreement with Department of Energy[7]

2025

FAST-41 Designation: McDermitt Project Recognized by U.S. Government[6]

EPO Approved

December 8, 2025[8]

Antarctica Capital & Jindalee Lithium Announce Plans to Form US Elemental

to accelerate development of McDermitt project

US elemental

NASDAQ: ULIT

COMMERCIALIZATION MILESTONES

- 2026: SK-1300 & Selection Studies
- 2026-2027: Definitive Feasibility Study
- 2026-2028: Permitting (Plan of Operations)
- 2027-2029: Financing & Project Approval
- 2028-2031: Project Execution, Commissioning & Production

2026 – 2031

Business Combination Agreement (BCA) Signed

S-4 Filed

US Listing

Accelerated Feasibility Study Work

Advanced technical, engineering, and economic studies to confirm critical project details

1. ASX Announcement (November 20, 2018): https://investorhub.jindaleelithium.com/announcements/3450183
2. ASX Announcement (February 27, 2023): https://investorhub.jindaleelithium.com/announcements/4328576
3. ASX Announcement (July 28, 2022): https://investorhub.jindaleelithium.com/announcements/4178653
4. ASX Announcement (November 19, 2019): https://investorhub.jindaleelithium.com/announcements/3564129
5. ASX Announcement (November 20, 2024): https://investorhub.jindaleelithium.com/announcements/6637448
6. Federal Infrastructure Projects as of November 25, 2025: https://www.permits.performance.gov/permitting-project/fast-41-transparency-projects/mcdermitt-exploration-project
7. ASX Announcement (September 16, 2024): https://investorhub.jindaleelithium.com/announcements/6528835
8. United States Department of the Interior, Bureau of Land Management (December 8, 2025): https://eplanning.blm.gov/public_projects/2025844/200559254/20147789/251047769/DOI-BLM-ORWA-V000-2023-0045-EA%20Decision%20Record%20for%20McDermitt%20Exploration%20signed.pdf

US elemental
INVESTOR PRESENTATION | 19

INVESTOR PRESENTATION | 20 Merging for Momentum: Positioning McDermitt Project for Success Proposed business combination and U.S. Listing of US Elemental is expected to unlock direct access to U.S. institutional investors, enhance policy momentum, and maximize U.S. government funding potential • Proposed business combination between HiTech Minerals Inc., a wholly owned subsidiary of Jindalee Lithium Ltd (ASX:JLL), and Constellation Acquisition Corp., a U.S. Special Purpose Acquisition Company (SPAC) sponsored by Antarctica Capital, to form a new U.S. listed company "US Elemental", focused on developing the McDermitt Lithium Project • US Elemental is intended to list on Nasdaq under ticker ULIT • Post-transaction, JLL is expected to retain at least 80% ownership of US Elemental, maintaining majority control over this strategically vital asset CURRENT JINDALEE LITHIUM LTD. Listed on ASX HITECH MINERALS INC. (HiTech) MCDERMITT PROJECT 100% 100% PRO FORMA JINDALEE LITHIUM LTD. Listed on ASX US ELEMENTAL Listed on Nasdaq: ULIT MCDERMITT PROJECT 80% 100% SPAC SPONSOR / NEW INVESTORS / SPAC PUBLIC SHAREHOLDERS US $20-$30M CAPITAL RAISE

Illustrative Transaction Overview

Key Highlights

- HiTech Minerals Inc. (HiTech) equity valuation of $500M[1]
- Transaction contemplates capital raise of $20-30M, with US$4M to be committed by Antarctica Capital (~**US$1.5M funded on BCA signing**)
- Target US$15M of net cash on the pro forma balance sheet after transaction expenses
- Jindalee will roll over 100% of its HiTech equity & own approximately >80% of the combined entity US Elemental at closing
- Expected use of funds towards the development of the McDermitt Project & transaction expenses

Sources & Uses

Sources[3]	$M
Jindalee Rollover Equity	500
Third-Party PIPE	21
Antarctica PIPE + SPAC Cash	4
Total Sources	**525**

Uses	$M
Equity to Jindalee	500
Cash to Balance Sheet	15
Transaction Expenses[6]	10
Total Uses	**525**

Pro Forma Valuation[2,3]

	$M
Pro Forma Shares Outstanding[5]	59.1
Share Price	$10.0
Pro Forma Equity Value	**$591.3**
(+) Debt	$0.0
(-) Cash	($15.0)
Pro Forma Enterprise Value	**$576.3**

Pro Forma Ownership at Closing[2,3]



4.1%
0.5%
9.9%
85.5%
Jindalee Rollover Equity[4]
Sponsor Shares[5]
Third-Party PIPE Shares[7]
Antarctica PIPE Shares[8]

1. Assumes purchase price on a cash-free, debt-free basis
2. Represents only common stock on a non-diluted basis and excludes preferred stock and any potentially dilutive instruments
3. Assumes 100% redemptions
4. Includes 531,937 shares from parent loan conversion
5. Assumes 5,841,562 Founder Shares retained by the Sponsor
6. Reflects an estimate of transaction expenses and excludes deferred underwriting fees expected to be waived; actual transaction expenses may vary
7. Assumes a $21M third-party PIPE offered at a 15% discount to the $10.00 per share De-SPAC entry price
8. Assumes the remaining $2.5M of PIPE capital contributed will be offered pari-passu to the third party PIPE (assumed at a 15% discount to the $10.00 per share De-SPAC entry price). Excludes the initial $1.55M funded on signing through the purchase of HiTech Series A Preferred Stock.

US elemental

INVESTOR PRESENTATION | 21

Advancing McDermitt Through Key De-Risking Milestones

Illustrative deployment of US$15 million of target net cash to accelerate key workstreams

ILLUSTRATIVE USE OF US$15M NET CASH


US$15M
target net cash
2026 Infill Drilling Program
Feasibility & Engineering Studies – Phase 1
Baseline & Selection Studies
Permitting & Regulatory Advancement
Working Capital

CAPITAL FOCUSED ON THE NEXT VALUE INFLECTION POINTS

DRILLING & RESOURCE CONFIDENCE

Infill drilling to support increased resource confidence and more detailed mine planning

PROCESS OPTIMIZATION

Advance metallurgical, engineering and flowsheet work, including evaluation of potential **magnesium by-product value**

PERMITTING READINESS

Progress environmental baseline programs, technical data collection and regulatory engagement

FEASIBILITY PROGRESSION

Advance engineering, project definition and cost inputs required for the next stage of feasibility work

A milestone-driven work program designed to increase technical certainty, strengthen project definition and advance McDermitt toward its next stage of development

90% directed to project advancement

Illustrative allocation of target net cash based on the Company's current work program and priorities. Actual expenditures, timing and allocation may vary. The proposed funding is intended to advance key workstreams toward feasibility and is not represented as fully funding completion of the Definitive Feasibility Study.

US elemental
INVESTOR PRESENTATION | 22

U.S. Government Is Actively Supporting Domestic Critical Minerals Projects

Federal funding programs support critical-minerals projects from research and pilot validation through feasibility, development and construction

Capital Allocated at the Pre-production Stage
Awarded and pending funds are directed toward PFS-level work, feasibility engineering, reserve drilling, and pilot-scale facilities

Multiple Federal Channels are Engaged in Parallel
The DoD, DoE, and EXIM bank each maintain distinct programs relevant to critical minerals, providing diversified avenues for project funding

The Funding Pipeline Remains Active & Expanding
Proven by DoE's "Mine of the Future" Proving Ground NOFO (issued November 2025) has pending awards, and Critical Metals Corp's recent LOI with EXIM Bank

McDermitt has Already Established Federal Engagement

- **FAST-41 designated:** One of the first 10 projects selected for federal permitting coordination
- **DOE CRADA active:** Partnership with Ames National Laboratory & the Critical Materials Innovation Hub
- **Foundation for continued engagement** as McDermitt advances through feasibility & development

Funding Scales With Project Stage

Feasibility / Pilot-stage
Federal support has included grants and other financing instruments, subject to program-specific terms

Up to $120M
EXIM LOI for Tanbreez feasibility and pre-prod. work

Construction / Development-stage Support Example
Examples span non-binding federal financing indications for pre-production work through closed, multi-billion-dollar construction loans

$2.26B
Closed DOE loan for Thacker Pass Construction

Spotlight: Critical Minerals & Materials Accelerator

Mid-stage funding to advance priority critical-minerals technologies from bench scale through pilot validation & commercial readiness

$69M
Total program funding

Includes cost-competitive direct lithium extraction, separation, and processing

Supports techno-economic validation and scale-up of eligible technologies

~44
Awards expected

NOFO issued April 7, 2026; applications closed May–July 2026, depending on topic area; anticipated selections July–August 2026 and awards September–December 2026

Illustrative third-party U.S. federal funding examples and opportunities only; not funding awarded, committed or assured to U.S. Elemental or the McDermitt Project. Program funding, eligibility and awards remain subject to agency requirements and discretion. Sources: U.S. DoD, DOE, EXIM and Grants.gov.

US elemental INVESTOR PRESENTATION | 23

US Elemental Pro Forma Valuation

PEER COMPARISON[1]



Enterprise Value
$185M
$576M
$1,572M
Ioneer
US elemental
Lithium Americas
EV / Mt LCE
46.5x
26.8x
40.3x
Ioneer
US elemental
Lithium Americas
Discount to NAV
90.2%
82.2%
54.9%
Ioneer
US elemental
Lithium Americas

US ELEMENTAL MCDERMITT PROJECT EXPECTED NPV[2]

$576M
Target Enterprise Value

- Assumes purchase price on a cash-free, debt-free basis
- $25M target capital raise
- $15M PF Net Cash

÷

$3.23B
NPV (8%) of McDermitt

- 17.9% post tax IRR
- 21.5Mt LCE Contained resource
- 63-year Project life

=

~82%
Discount

- Attractive Entry Point into a High-Quality Lithium Asset
- Provides significant upside to investors

1. Factset data as of August 26, 2026; Lithium Americas' EV / Mt LCE multiple reflects its 59% attributable interest in Thacker Pass, net of GM's 36% and the DOE's 5% warrant-based interest
2. Refer to Jindalee Lithium ASX announcement dated November 20,2024 for further information, including the assumptions underpinning the key metrics: https://investorhub.jindaleelithium.com/announcements/6637448

US elemental INVESTOR PRESENTATION | 24

INVESTOR PRESENTATION | 25 Thank You Ian Rodger Chief Executive Officer Ian@uselemental.com

INVESTOR PRESENTATION | 26 Appendix 1

Converging Tailwinds Support Need for Domestic Supply Options

U.S. National Security Priority

Executive orders[1] and programs such as FAST-41[2] to enable faster federal permitting

Surging Demand for U.S. Lithium

U.S. lithium demand is projected to surge nearly 487% by 2030, reaching almost 412,000 tonnes of lithium carbonate equivalent (LCE)[4]

U.S. Government Funding

U.S. Government funded projects, including a $9.63B+ loan from DOE[7] to BlueOval SK to build domestic battery manufacturing facilities, are expected to accelerate growth in domestic lithium capabilities

BESS Transforming Market Fundamentals

Battery energy storage has emerged as a primary lithium demand driver alongside EVs, with BESS projected to grow 55% in 2026 and rise from 23% to 31% of total lithium consumption[3]

Potential Global Supply Deficit from 2026[5]

Global lithium production cannot scale fast enough to meet accelerating demand[6]

Price Recovery Underway

Supply constraints, accelerating BESS demand and continued investment are setting the stage for potential price recovery as demand expected to rise faster than supply[8]

1. White House: https://www.whitehouse.gov/presidential-actions/2025/03/immediate-measures-to-increase-american-mineral-production/
2. White House: https://www.whitehouse.gov/articles/2025/04/trump-administration-advances-first-wave-of-critical-mineral-production-projects/
3. See slide 11.
4. Fast Markets: https://www.fastmarkets.com/insights/us-lithium-demand-to-grow-fastmarkets-provide-regional-price-transparency/
5. Stockhead: https://stockhead.com.au/resources/high-voltage-jpmorgan-lifts-lithium-price-forecasts-as-big-batteries-drive-market-to-deficit/
6. SupplyChain Digital: https://supplychaindigital.com/news/evs-batteries-how-much-lithium-is-needed-to-decarbonise
7. U.S. DOE: https://www.energy.gov/lpo/articles/doe-announces-963-billion-loan-blueoval-sk-further-expand-us-manufacturing-electric
8. SC Insights Webinar: https://www.youtube.com/watch?v=X3PsVE3heJ8

US elemental

INVESTOR PRESENTATION | 27

INVESTOR PRESENTATION | 28 Near-Surface Ore with Stable Mining Profile1 1. Jindalee Lithium: https://investorhub.jindaleelithium.com/announcements/6637448 Conventional truck & shovel mining Amenable to bulk mining methods Near-surface ore Stable mining Free dig mining Potential magnesium upside

Processing Route Validated Through Testwork[1]

- Our processing flowsheet will utilize industry standard technology that has been validated through testwork on core samples from the US Elemental McDermitt Project.
- US Elemental McDermitt Project is expected to be a fully integrated operation producing battery-grade Lithium Carbonate domestically for sale to the U.S. customers.
- Designed maximum annual production of 47.5ktpa Lithium Carbonate (limited by selected acid plant capacity).

Optimization opportunities will be studied under the recently announced cooperative research agreement with the U.S. Department of Energy (DoE) including[2]:

- By-product potential
- Ore upgrading
- Water use optimization



~4.8 Mtpa
Of ore feed
ROM Ore
Coarse gangue
~28% mass rejection
ATTRITION SCRUBBING
Leach Feed
Tailings storage
ACID LEACHING, NEUTRALIZATION
~3.5 Mtpa feed
~72% mass recovery
~92% Li recovery
Li Solution
Li2CO3
ION EXCHANGE, LI CRYSTALIZATION
Li Solution
Mg & Ca REMOVAL
Mg & Ca removal
Optimization underway
DRYING, PACKING
Final Product
Li2CO3
Battery Grade
47.5 ktpa of product
Total Recovery = ~85%
Process Streams
Process Steps
Waste Streams
Note: Figures quoted reflect averages over first 10 years of commercial production.

1. Jindalee Lithium ASX News Release: https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02882493-6A1238245&v=undefined
2. Jindalee Lithium ASX News Release: https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02852890-6A1225457&v=undefined

US elemental

INVESTOR PRESENTATION | 29

Unlocking McDermitt: Strategic Feasibility Roadmap

Delivery of high-quality Feasibility Study with project and operational plans that are environmentally/socially sound and able to secure permits in reasonable timelines, practically executable, and deliver strong business case that is able to secure financing and advance to construction.

- Completion of critical tradeoff studies required to fully define the scope, and maximize the value of McDermitt Project
- Submit high-quality EIS on the fastest practical timeline
- Detailed project plans designed to minimize re-work and maintain momentum toward production

	Selection / Value Optimization Studies	Baseline Data Collection	Feasibility Study
Objective	Completion of critical tradeoff studies to define key project details, confirm regulatory engagement requirements, and optimize overall project value	Completion of key studies and collection of critical environmental, cultural, and other background data to inform permitting and risk mitigation	Deliver robust technical, engineering and economic studies for investment and permitting
Timelines	Q4-2025 through Q3-2026	Q4-2025 through 2027+	Q2-2026 through Q4-2027
Details	• **Flowsheet Optimization: Evaluate potential for valuable Magnesium byproduct** • Optimize flowsheet, water, power and infrastructure location • Advance permitting and stakeholder engagement • Identify opportunities to reduce capital and operating costs	• Complete environmental, water, and wildlife studies-Collect geochemical, geotechnical, and hydrological data • Conduct social, community, and economic baseline studies • Support preparation of high-quality EIS	• Advanced metallurgical and pilot plant testing to confirm process assumptions and plant capital/operating costs • Infill drilling to increase measured reserves and support detailed mine and process plan development • Advanced engineering for power, water supply, and all non-process infrastructure • Final reclamation and closure plans • Detailed supporting studies on labor, procurement, supply chain, and community development

US elemental
INVESTOR PRESENTATION | 30

Valuation Impact Across Key Critical Mineral Project Stages

Peer market data shows a step-change in average market capitalization at each stage of project maturity.

ULIT's pro forma valuation reflects completed PFS. Commencement of the Feasibility Study is a key catalyst expected to drive re-rating toward Development-stage peers.

Note: Peer averages based on comparable company data as of most recent available date. ULIT valuation reflects pro forma figures at proposed transaction terms; actual trading value following listing may differ materially.

*Development-stage classification is anchored on completion of a definitive feasibility study; Exploration-stage includes projects at PEA, scoping, or pre-feasibility (PFS) stage regardless of technical progress (e.g., demonstration/pilot facilities). Note that most Development-stage peers shown have also advanced permitting, project financing, or construction beyond feasibility completion alone. ULIT has completed its PFS and has not yet commenced its feasibility study

AVERAGE MARKET CAP BY DEVELOPMENT STAGE ($M)



WHERE ULIT SITS TODAY
US
elemental
Pro Forma Enterprise Value: ~$576M
Pro Forma Equity Value: ~$591M
Positioned above the Exploration average, approaching Development, reflecting PFS-completed status
$242M
$652M
$2,311M
$5,089M
EXPLORATION
DEVELOPMENT*
COMBINED
PRODUCTION

* Peer set includes lithium developers and critical minerals companies.

US elemental

INVESTOR PRESENTATION | 31

McDermitt Reserve and Resource Tables

McDermitt Project Mineral Resource Estimate (2023)[1]									
Cut-off Grade (ppm Li)	*Indicated Resource*			*Inferred Resource*			*Indicated and Inferred Resource*		
	Tonnage (Mt)	Li Grade (ppm)	LCE (Mt)	Tonnage (Mt)	Li Grade (ppm)	LCE (Mt)	Tonnage (Mt)	Li Grade (ppm)	LCE (Mt)
1,000	1,470	1,420	11.1	1,540	1,270	10.4	3,000	1,340	21.5

McDermitt Project Ore Reserve Estimate (2024)[1]			
Cut-off Grade (ppm Li)	*Probable Reserve*		
	Tonnage (Mt)	Li Grade (ppm)	LCE (Mt)
1,000	251	1,751	2.34

1. The information in this presentation that relates to the Maiden Ore Reserves for the McDermitt Project has been extracted from Jindalee Lithium ("Jindalee") ASX announcement 19 November 2024 titled "McDermitt PFS - Multi-Decade Source of US Lithium Carbonate."
The information in this presentation that relates to the Mineral Resource Estimate for the McDermitt Project has been extracted from Jindalee's ASX announcement on the 27/02/2023 titled "Resource at McDermitt increases to 21.5 Mt LCE".
The PFS and the above announcements are available to view on the Jindalee Company's website or www.asx.com.au (JLL).
The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcements referenced above and, in the case of estimates of the Mineral Resource and Ore Reserves estimates for the McDermitt Lithium Project, that all material assumptions and technical parameters underpinning the Mineral Resource and Ore Reserves estimate in those announcements continue to apply and have not materially changed.

US elemental

INVESTOR PRESENTATION | 32

McDermitt Comparison with Thacker Pass

Owners		US elemental	Lithium Americas / gm Joint Venture (62% / 38%)
	Category	**McDermitt Project PFS (November 2024)[4,5,8]**	**Thacker Pass (Updated Project Plan January 2025)[1,2,3,9,10]**
Financial	EBITDA Margin	64%	65%
	Operating Cash Cost	$8,673/t (Defined as C1 cash costs)	$8,039/t
	NPV8% (post tax)	$3,229M	$8,691M
	IRR (post tax)	17.9%	20.0%
	Development capital	$3,021m (inclusive of U.S.$495m contingency)	Phase 1: $2,930m LOM: $12,327m
Operational	Average lithium Process Feed grade	1,967 ppm	2,538 ppm
	Beneficiation separation size / course gangue rejects	125 microns	75 microns
	Average lithium recovery	84.4%	80.4%
	Average Lithium Carbonate production	43.8ktpa (47.5ktpa capacity)	Phase 1 Capacity: 40ktpa 135ktpa (max capacity 160ktpa)
	Lithium price assumed	$24,000/t	$24,000/t
	Project Life	63 years	85 years
Other	Reserves and Resource	Reserves: 2.34 Mt of contained LCE @ 1,340ppm Li Resource: 21.5 Mt of contained LCE[6,7] @ 1,751ppm Li	Reserves: 14.3 Mt of contained LCE @ 3,180ppm Li Resource: 66.1 Mt of contained LCE[6,7]@ 2,175 ppm Li
	Location	Oregon	Nevada
	Engineering Consultants	Fluor Corporation and Cube Consulting	SGS, Sawtooth, NewFields, Bechtel and EXP

Notes:
1. Lithium Americas' recent update outlines a phased expansion plan across five stages, targeting a total capacity of 160 ktpa of lithium carbonate.
2. Phase 1, currently under development, has a planned capacity of 40ktpa of lithium carbonate, requiring development capital of U.S.$2,930m. The total development capital across all phases is U.S.$12,327m.
3. Lithium Americas reports financial, cost, and production metrics based on the full expansion plan over different time horizons, incorporating all five phases, but does not provide standalone metrics for Phase 1.
4. Jindalee's PFS, by contrast, considers a single development stage with a capacity of 47.5ktpa of lithium carbonate and does not assume any staged expansions.
5. Financial, cost and production for McDermitt are over the project's Economic Evaluation Period alone, not the full 63 year project life (PFS Economic Evaluation Period consists of construction, commissioning and ramp-up, followed by first 40 full years of production).
6. Metrics included in table are quoted on life of project basis unless otherwise denoted.
7. Inclusive of mineral reserves.

Data Sources:
8. McDermitt: McDermitt PFS released by Jindalee Lithium on 19 November 2024 (link)
9. Thacker Pass: Thacker Pass project update 7 January 2025 (link & link)
10. Breakdown of Resources by category included in p27

US elemental
INVESTOR PRESENTATION | 33

INVESTOR PRESENTATION | 34 Peer Comparison Data: North American Lithium Deposits Deposit Owner Stage Resource Category Resource (Mt) Grade (ppm Li and % LiO2) Cut-Off (ppm Li and % LiO2) Contained LCE (Mt)1 Source Thacker Pass TSX: LAC (62%) NYSE: GM (38%) Construction Measured 561 2,680 ppm 858 ppm 8.0 Company Website – Resource Update 20252 Link Indicated 3,225 2,150 ppm 36.5 Inferred 1,982 2,070 ppm 21.6 Total 5,768 2,175 ppm 66.1 Rhyolite Ridge ASX: INR Feasibility Study Complete Measured 152 1,586 ppm 5,000ppm boron cut-off for high boron – high lithium (HiB-Li) mineralization; $16.54/tonne net value cut-off for low boron (LoB-Li) mineralization 1.29 Company Website3 Link Indicated 261 1,417 ppm 1.97 Inferred 97 1,388 ppm 0.71 Total 510 1,463 ppm 3.97 1. Totals may vary due to rounding; Resources stated on 100% basis 2. https://lithiumamericas.com/news/news-details/2025/Lithium-Americas-Increases-Mineral-Resource-and-Reserve-for-Thacker-Pass/default.aspx 3. https://www.ioneer.com/investors/reserves-resources/